January 29, 2010	R. Darrell Mounts D 202.778.9298 F 202.778.9100 darrell.mounts@klgates.com

VIA EDGAR CORRESPONDENCE

Mr. James O’Connor, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ASA Limited (File No. 811-21650)

Dear Mr. O’Connor:

Set forth below are the comments you provided me on the preliminary proxy statement for ASA Limited (the “Company”) via telephone on January 22, 2010, and our responses thereto.

1.	Comment: Identify any precedent you are relying on for setting up an investment advisory subsidiary.

Response:  The Company has submitted a draft no-action letter to the staff of the Division of Investment Management seeking relief under Section 12(d)(3) of the Investment Company Act of 1940, as amended, to permit the Company to establish an investment advisory subsidiary.  The Securities and Exchange Commission has previously issued an exemptive order to General American Investors Company, Inc., a registered closed-end investment company, that permitted General American to establish an investment advisory subsidiary.1

2.	Comment: What kind of assets will the subsidiary invest clients in and how do they believe they have the expertise to invest in those assets and to operate an investment advisory subsidiary.

Response:  In providing investment advisory services to others the Company anticipates that it will initially focus on investments in the precious minerals sector.  The disclosure in Proposal 3 in the proxy statement has been revised.  Proposal 3 now discloses that:  “[t]he Board believes it may be possible for the Company to develop new products in the precious minerals sector that it could manage in a bottom up, fundamental investment style similar to that of the Company.  There also may be products developed by others and other accounts that would be suitable for the Company to manage.”  A complete copy of the revised

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1  General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980 (notice) and 11396 (Oct. 10, 1980) (order).

Securities and Exchange Commission
January 29, 2010

Proposal 3 disclosure is attached to this letter.  In the event the Company were to invest in assets outside the precious minerals sector, it would do so only if the Company’s Board believed it had investment personnel with the necessary investment management expertise.

3.	Comment: Expand the disclosure to explain why establishing a subsidiary is preferable to providing investment advisory services directly.

Response:  The preliminary proxy statement at the end of Proposal 3 disclosed that “[t]here may also be certain additional risks if the Company provides investment advisory services directly, including the risk of litigation against the Company (in its role as an investment adviser) and the greater regulatory burdens and operating complexities of operating as both an investment company and an investment adviser.”  Proposal 3 now discloses that

[t]he Company prefers providing investment advisory services to others through an Advisory Subsidiary rather than directly because there may be certain additional risks if the Company provides advisory services directly, including the risk of litigation against the Company (in its role as an investment adviser) and the greater regulatory burdens and operating complexities of operating as both an investment company and an investment adviser.  However, if the Company is unable to obtain the relief discussed above to establish an Advisory Subsidiary, the Company may determine to directly provide advisory services to others which requires no relief from the Staff or the Commission.

4.	Comment: Does the Company’s status as a passive foreign investment company impact the Company’s ability to provide investment advisory services directly.

Response:  The Company’s status as a passive foreign investment company (“PFIC”) would not directly impact its ability to provide advisory services.  However, the fee income generated from providing advisory services might indirectly affect the Company’s shareholders who have made elections to treat the Company as a qualified electing fund (“QEF”).2  This could happen because providing investment advisory services directly would generate fee income, net of deductions (i.e., ordinary income for federal income tax purposes), that, in effect, would be passed on to the QEF-electing shareholders.  (A shareholder that has made a QEF election constructively takes into income each taxable year his/her/its pro rata

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2 A U.S. shareholder of a PFIC, such as the Company, generally is taxed in one of three ways, depending on whether the shareholder (1) elects to treat the PFIC as a QEF with respect to his/her/its PFIC shares, (2) elects to “mark-to-market” his PFIC shares as of the close of each taxable year, or (3) makes neither election.  PFIC shareholders are not obligated to inform the PFIC which of these three tax regimes they are subject to, and the Company thus does not know how many of its shareholders fall into each of these three categories.

Securities and Exchange Commission
January 29, 2010

share of the QEF’s net capital gain and “ordinary earnings” -- the latter is defined as earnings and profits less net capital gain.)

The Company’s directly providing investment advisory services would not affect a shareholder that (1) makes a mark-to-market election -- which requires an electing shareholder annually to report any unrealized gain (i.e., appreciation in value) with respect to his/her/its shares of the Company as ordinary income, while any unrealized loss is permitted as an ordinary loss, but only to the extent of previous inclusions of ordinary income -- except to the extent it increased the market value of the shares of the Company or (2) shareholders that make neither election -- who are subject to a complicated tax and interest regime applicable to “excess distributions” on, and disposition of, their PFIC shares -- except to the extent providing those services increased the amount of distributions.

5.	Comment: Add disclosure concerning the types of assets the subsidiary will invest clients in.

Response: See response to Comment 2.

6.
Comment:  Confirm the disclosure is correct regarding the effect broker non-votes on the vote with respect to those proposals where the required vote is the affirmative vote of a majority of the votes cast at the meeting.

Response:  The Company is organized under the laws of Bermuda.  We have confirmed with the Company’s Bermuda counsel that the disclosure regarding the effect of broker non-votes on the vote with respect to those proposals where the required vote is the affirmative vote of a majority of the votes cast at the meeting is correct.

If you have any questions regarding the foregoing, please contact me at (202) 778-9298

Sincerely,

/s/ R. Darrell Mounts

R. Darrell Mounts

Attachment

cc:	David J. Christensen
ASA Limited
Paul K. Wustrack, Jr., Esq.
ASA Limited

ATTACHMENT

PROPOSAL 3: TO APPROVE A PROPOSAL FOR THE COMPANY, EITHER THROUGH A NEW WHOLLY-OWNED SUBSIDIARY OR DIRECTLY, TO PROVIDE INVESTMENT ADVISORY SERVICES TO OTHERS

As shareholders may recall, the Company initiated a tender offer program in 2008 to address concerns regarding the discount to net asset value at which the Company’s Common Shares were trading.  As a result of the tender offer program, the Company’s net assets have declined very significantly in spite of a strong bull market in gold related investments and the Company’s good investment results during the past year.  Following a strategic review, the Board believes it would be in the best interests of the Company’s shareholders to broaden the asset base managed by the Company.  During the last few years, numerous pooled investment products oriented to the broad global resources sector, including the precious minerals sector, have been launched, which indicates significant investor interest in this sector.  The Board believes it may be possible for the Company to develop new products in the precious minerals sector that it could manage in a bottom up, fundamental investment style similar to that of the Company.  There also may be products developed by others and other accounts that would be suitable for the Company to manage.  The Board believes that broadening the asset base managed by the Company would be in the best interests of the Company’s shareholders because:

•	it would allow the Company to use its investment personnel and facilities to seek to increase the Company’s gross revenues and income, thereby enhancing returns for long-term investors;

•	it would enhance the Company’s ability to retain and attract other highly qualified investment staff;

•	expanding the Company’s small investment staff would

• reduce key man risk

•
provide a greater depth of investment management expertise, thereby enhancing the Company’s capability to pursue a larger number and variety of global investment opportunities in the precious minerals sector;

•	it would mitigate the potential adverse effects on the Company resulting from future decreases in the Company’s net assets due to

• actions (for example, tender offers) taken by the Company to address concerns regarding the discount to net asset value at which the Company’s Common Shares trade

• a bear market for investments in the precious minerals sector.

The Company would not pursue new investment management opportunities that would compete with the Company.  The Company proposes to implement this strategy by organizing a wholly-owned investment advisory subsidiary (the “Advisory Subsidiary”).  The Company’s success in broadening the assets under management would depend, in part, on favorable stock market conditions in the precious minerals sector.

To this end, the Company intends to submit a request to the staff (the “Staff”) of the Division of Investment Management, a division of the Securities and Exchange Commission (the “Commission”) for no-action relief under Section 12(d)(3) of the 1940 Act to permit the Company to establish an Advisory Subsidiary.  If the Staff declines to grant no-action relief, the Company may seek exemptive relief from the Commission to allow it to establish an Advisory Subsidiary.

7.           The Company prefers providing investment advisory services to others through an Advisory Subsidiary rather than directly because there may be certain additional risks if the Company provides advisory services directly, including the risk of litigation against the Company (in its role as an investment adviser) and the greater regulatory burdens and operating complexities of operating as both an investment company and an investment adviser.  However, if the Company is unable to obtain the relief discussed above to establish an Advisory Subsidiary, the Company may determine to directly provide advisory services to others which requires no relief from the Staff or the Commission.

If the Company forms an Advisory Subsidiary, it will capitalize such subsidiary with an amount of money and assets reasonably necessary to cover the Advisory Subsidiary’s organizational expenses and the Advisory Subsidiary will utilize certain employees and facilities of the Company.  Operating expenses attributable to the Advisory Subsidiary will be borne by it.  The Advisory Subsidiary will solicit clients that may include registered investment companies, U.S. and non-U.S. unregistered investment companies, and non-investment company clients, such as institutional investors and separate account clients (“Clients”).  The Advisory Subsidiary may or may not register as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  It is expected that, initially, all of the officers and employees of the Company will hold similar positions as officers and employees of the Advisory Subsidiary.  Certain members of the Board will become members of the Board of Directors of the Advisory Subsidiary.  Net fee income generated by the Advisory Subsidiary, if any, will be periodically distributed in the form of dividends to the Company.  These dividend payments will provide income to defray operating expenses of the Company and to augment dividends to the Company’s shareholders.  No assurance can be provided that advisory fees to be generated by the Advisory Subsidiary will exceed the Advisory Subsidiary’s operating expenses.  The Advisory Subsidiary will not provide investment advisory services to the Company and the Company will continue to be internally managed.  The Board will review at least annually the investment advisory business of the Advisory Subsidiary in order to determine whether or not such business should be continued and whether or not the benefits derived by the Company from the Advisory Subsidiary’s business warrant the Company’s continued ownership of the Advisory Subsidiary and, if applicable, approve at least annually such continuation.

If the Company determines to provide investment advisory services directly, it is expected that the Company will utilize certain of its employees and facilities to provide advisory services to the same types of Clients that the Advisory Subsidiary may service.  The day-to-day administration of the Company’s investment advisory services to Clients would be the responsibility of the Company’s management, including Mr. Christensen, subject to the oversight of the Board.  The Company may or may not register as an investment adviser under the Advisers Act.

Clients to be serviced by the Advisory Subsidiary or the Company may have investment objectives and strategies that are similar to those of the Company.  Consequently, certain securities which the Company buys and sells may also be bought and sold for Client accounts managed by the Advisory Subsidiary or the Company.  In order to mitigate any potential conflicts of interest, the Advisory Subsidiary and/or the Company will institute procedures to ensure that the purchase and sale of securities for the Company’s investment portfolio and for each Client account managed by the Advisory Subsidiary or the Company are conducted in a manner designed to treat all accounts fairly and not give priority to either the Company’s investment portfolio or to any Client account.  This would be accomplished by fixing in advance the number of shares of each security to be bought or sold for all accounts and the number of shares for each account.  Purchases and sales would then be allocated daily in the proportions determined in this way.  This allocation policy may at times make it somewhat more difficult, in the case of securities having limited liquidity, for the Company to acquire or dispose of securities.  Also, in a rising market it may result in the Company paying more for some of the shares that it desires to purchase and in a declining market it may result in the Company receiving less for some of the shares it desires to sell.  The possibly unfavorable results for the Company may be minimized by the policy of investing principally in securities that have a broad market and by the Company’s relatively low turnover rate.  In addition, the Company does not anticipate purchasing securities issued by any Clients advised by the Advisory Subsidiary or the Company or selling or purchasing securities to or from such Clients.

The investment management business is very competitive and the Company does not know what, if any, Clients the Advisory Subsidiary or the Company will be able to procure or the amount of income the Advisory Subsidiary or the Company may be able to generate by providing investment advisory services.  There may be a risk that the added responsibility placed on the Company’s current officers and employees may result in a significant burden on the Company’s resources as Client accounts grow in number and size.  The Board believes that this risk may be mitigated by expansion of the Advisory Subsidiary’s or Company’s staff as the investment advisory business grows.  There may also be certain additional risks if the Company provides investment advisory services directly, including the risk of litigation against the Company (in its role as an investment adviser) and the greater regulatory burdens and operating complexities of operating as both an investment company and an investment adviser.

Required Vote: Approval of an Advisory Subsidiary or the Company providing investment advisory services to others requires the affirmative vote of a majority of the votes cast at the Meeting.

The Directors unanimously recommend that you vote FOR proposal 3.